

June 4, 2014

Via E-mail
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

> **Re:** **Century Communities, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 30, 2014**
> **File No. 333-195678**

Dear Mr. Francescon:

We have reviewed your amended registration statement and have the following comment.

Century Communities, Inc. Consolidated Financial Statements, page F-1

Note 15. Subsequent Events, page F-35

1. We note you revised your preliminary purchase price allocation in Note (a) on page F-63 of your unaudited pro forma condensed consolidated financial statements. It appears to us that the preliminary purchase price allocations should be consistent. Please clarify or revise.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

> Sincerely,
>
> /s/ Era Anagnosti
>
> *for* Pamela Long
> Assistant Director

cc: Via E-mail
      Mark J. Kelson, Greenberg Traurig, LLP
      William Wong, Greenberg Traurig, LLP